Exhibit (a)(5)(ii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of GP Strategies Corporation. The Offer (as defined below) is made solely by the Offer to Purchase, dated September 2, 2014, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares of common stock would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of GP Strategies Corporation by the Dealer Manager (as defined below) or one or more brokers or dealers registered under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
by
GP STRATEGIES CORPORATION
of
Up to $80 Million in Value of Shares of its Common Stock
At a Purchase Price Not Greater than $29.00 per Share
Nor Less Than $26.00 Per Share

GP Strategies Corporation, a Delaware corporation (“GP Strategies”), is offering to purchase for cash up to $80 million in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price not greater than $29.00 nor less than $26.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2014 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, 12:00 MIDNIGHT, NEW YORK CITY TIME, ON SEPTEMBER 29, 2014, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to the terms and other conditions as set forth in the Offer to Purchase.

Upon the terms and subject to the conditions of the Offer, which will be conducted through a modified “Dutch auction” process, promptly after the Expiration Date, GP Strategies will determine a single per Share purchase price, not greater than $29.00 nor less than $26.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that GP Strategies will pay for Shares properly tendered in the Offer and not properly withdrawn, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. GP Strategies will select the lowest purchase price (in increments of $0.10) within the price range specified above (such purchase price, the “Final Purchase Price”) that will allow it to purchase $80 million in value of Shares, or such lower amount equal to the value of the Shares properly tendered and not properly withdrawn. If, based on the Final Purchase Price, Shares having an aggregate value of less than $80 million are properly tendered and not properly withdrawn, GP Strategies will buy all Shares that are properly tendered and not properly withdrawn. All Shares GP Strategies purchases in the Offer will be purchased at the Final Purchase Price, regardless of whether any stockholder tenders at a price lower than the Final Purchase Price. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. However, because of the “odd lot” priority, proration and conditional tender provisions described in the Offer to Purchase, GP Strategies may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, more than $80 million in value of Shares are properly tendered and not properly withdrawn. Shares not purchased in the Offer will be returned to the tendering stockholders at GP Strategies’ expense promptly after the Expiration Date.

GP Strategies reserves the right, in its sole discretion, to change the per Share purchase price range and to increase or decrease the value of Shares sought in the Offer, in each case subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, GP Strategies may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer.

As of August 29, 2014, there were 19,109,525 Shares issued and outstanding. As of that date, an aggregate of 1,059,251 Shares were available for issuance under GP Strategies’ equity compensation plans. At the maximum Final Purchase Price of $29.00 per Share, GP Strategies could purchase 2,758,621 Shares if the Offer is fully subscribed, which would represent approximately 14.4% of GP Strategies’ issued and outstanding Shares as of August 29, 2014. At the minimum Final Purchase Price of $26.00 per Share, GP Strategies could purchase 3,076,923 Shares if the Offer is fully subscribed, which would represent approximately 16.1% of GP Strategies’ issued and outstanding Shares as of August 29, 2014. The Shares are listed and traded on the New York Stock Exchange under the symbol “GPX.” On August 29, 2014, the last full trading day prior to the commencement of the Offer, the last reported sale price of the Shares was $25.22 per Share. Stockholders are urged to obtain current market quotations for the Shares before deciding whether and at what purchase price or purchase prices to tender their Shares.

GP Strategies expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), and making a public announcement of such extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Date of the Offer.

The Offer will expire at the end of the day, 12:00 midnight, New York City time, on September 29, 2014, unless GP Strategies exercises its right, in its sole discretion, in accordance with applicable law to extend the period of time during which the Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Offer, as so extended by GP Strategies, shall expire.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Shares must specify the price or prices, not greater than $29.00 nor less than $26.00 per Share, at which they are willing to sell their Shares to GP Strategies in the Offer. Prices may be specified in increments of $0.10. Alternatively, stockholders desiring to tender Shares can choose not to specify a price and, instead, elect to tender their Shares at the purchase price ultimately paid for Shares properly tendered and not properly withdrawn in the Offer, which may have the effect of lowering the Final Purchase Price and could result in the tendering stockholder receiving the minimum price of $26.00 per Share. See the Offer to Purchase for recent market prices for the Shares. Stockholders desiring to tender Shares must follow the procedures set forth in the Offer to Purchase and in the related Letter of Transmittal. Participants in the GP Retirement Savings Plan who hold interests in the employer stock fund in the plan and who wish to have their Shares under the plan tendered must complete and execute a direction form in accordance with the instructions sent to participants by the agent for GP Strategies.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value in excess of $80 million (or such greater amount as GP Strategies may elect to pay, subject to applicable law) are properly tendered at prices at or below the Final Purchase Price and not properly withdrawn prior to the Expiration Date, GP Strategies will purchase Shares in the order:

•	first, from all holders of “odd lots” of fewer than 100 Shares who properly tender all of their Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date (please note that this preference does not apply to Shares held in the individual accounts in the GP Retirement Savings Plan);

•	second, from all other stockholders who properly tender Shares at or below the Final Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis (except for stockholders who tendered Shares conditionally for which the condition was not satisfied); and

•	third, only if necessary to permit GP Strategies to purchase $80 million in value of Shares (or such greater amount as GP Strategies may elect to pay, subject to applicable law), GP Strategies will purchase Shares conditionally tendered (for which the condition was not initially satisfied) at or below the Final Purchase Price and not properly withdrawn before the Expiration Date, by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares.

For purposes of the Offer, GP Strategies will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered at or below the Final Purchase Price and not properly withdrawn only when, as and if GP Strategies gives oral or written notice to the Depositary of GP Strategies’ acceptance of the Shares for payment pursuant to the Offer.

Upon the terms and subject to the conditions of the Offer, promptly after the Expiration Date, GP Strategies will accept for payment and pay the Final Purchase Price for all of the Shares accepted for payment pursuant to the Offer. In all cases, payment for Shares tendered and accepted for payment in accordance with the Offer will be made promptly, subject to possible delay due to proration, but only after timely receipt by the Depositary of: (i) certificates for Shares or a timely confirmation of a book-entry transfer of Shares into the Depositary’s account at The Depository Trust Company (“DTC”); (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), including any required signature guarantee (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)); (iii) direction forms from participants in the GP Retirement Savings Plan to tender shares in that plan; and (iv) any other required documents.

Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the odd lot priority, proration and conditional tender provisions described in the Offer to Purchase, GP Strategies expects that it will not be able to announce the final results of any proration or the Final Purchase Price and begin paying for any Shares purchased pursuant to the Offer until at least five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date.

Tenders of Shares are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless such Shares have been accepted for payment as provided in the Offer, stockholders may also withdraw their previously tendered Shares at any time after 12:00 midnight, New York City time, at the end of the day on October 28, 2014. Participants in the GP Retirement Savings Plan whose shares are held by the plan trustee will follow separate instructions on how to direct the withdrawal of Shares. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the tendering stockholder. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those Shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If Shares have been delivered in accordance with the procedure for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures.

GP Strategies will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of any notice of withdrawal, and each such decision will be final and binding on all parties. None of GP Strategies, Wells Fargo Securities, LLC, as dealer manager (the “Dealer Manager”), Computershare Trust Company, N.A., as the Depositary, MacKenzie Partners, Inc., as the information agent (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

GP Strategies is making the Offer because its management and Board of Directors believe that the Offer is a prudent use of its financial resources given GP Strategies’ business profile, assets and current market price. The Offer expresses GP Strategies’ confidence in its business, the Company’s market position and the long-term growth potential of its industry. The Offer is an element of GP Strategies’ overall plan to return capital to its stockholders and enhance stockholder value as GP Strategies realizes the potential of the strategic initiatives it is making in the business and deploys its capital resources and balance sheet to maximize return.

GP Strategies believes that the modified Dutch auction tender offer set forth in the Offer to Purchase represents an efficient mechanism to provide all of GP Strategies’ stockholders with the opportunity to tender all or a portion of their Shares and, thereby, receive a return of some or all of their investment if they so elect. The Offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their Shares without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares without potential disruption to the Share price. In addition, if GP Strategies completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in GP Strategies at no additional cost to them. GP Strategies’ largest stockholder, Sagard Capital Partners, L.P. (“Sagard Capital”), has advised GP Strategies that they do not intend to tender any Shares in the Offer. Sagard Capital’s ownership would increase to approximately 21.5% of the issued and outstanding Shares if the Offer is fully subscribed at the maximum Final Purchase Price of $29.00 per Share. Sagard Capital’s ownership would increase to approximately 21.9% of the issued and outstanding Shares if the Offer is fully subscribed at the minimum Final Purchase Price of $26.00 per Share.

The Offer also provides stockholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, “odd lot” holders who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased pursuant to the Offer also will avoid any “odd lot” discounts that might otherwise be applicable to sales of their Shares.

Generally, a stockholder will be subject to U.S. federal income taxation and any applicable withholding upon receiving cash in exchange for the Shares the stockholder tenders in the Offer. A stockholder receiving cash for tendered Shares generally will be treated for U.S. federal income tax purposes, depending on the particular holder’s facts and circumstances, as receiving either (1) proceeds from the sale or exchange of Shares or (2) a distribution in respect of stock from the Company, as described in Section 13 of the Offer to Purchase. A foreign stockholder generally will be subject to withholding at a rate of 30% on the gross payments received pursuant to the Offer unless the foreign stockholder provides the Depositary (or other applicable withholding agent) with appropriate evidence that such holder is entitled to an exemption from, or a reduced rate of, withholding, and may also be subject to tax in other jurisdictions on the disposal of Shares. See Section 13 of the Offer to Purchase for a discussion of U.S. federal withholding taxes that may apply to a Non-U.S. Holder (as defined therein) as a result of a disposition of Shares in the Offer. Each stockholder should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and should consult its own tax advisor regarding the U.S. federal, state and local, and non-U.S. tax consequences of participating in the Offer in light of the holder’s particular circumstances. In addition, special tax consequences may apply with respect to Shares tendered through the GP Retirement Savings Plan.

GP Strategies’ Board of Directors has approved the Offer. However, none of GP Strategies, its Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which stockholders may choose to tender their Shares. None of GP Strategies, its Board of Directors, the Dealer Manager, the Depositary or the Information Agent has authorized any person to make any recommendation with respect to the Offer. Stockholders should carefully evaluate all information in the Offer to Purchase and in the related Letter of Transmittal and should consult their own financial and tax advisors. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which a stockholder will tender. In doing so, a stockholder should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal before making any decision with respect to the Offer.

Some of GP Strategies’ directors and executive officers have advised GP Strategies that they intend to tender Shares in the Offer. GP Strategies has also been advised that Sagard Capital will not tender any Shares in the Offer.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. GP Strategies is also filing with the Securities and Exchange Commission an Issuer Tender Offer Statement on Schedule TO, which includes certain additional information relating to the Offer.

Copies of the Offer to Purchase and the related Letter of Transmittal are being mailed to all holders of the Shares, including brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on GP Strategies’ stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares, as reflected on the records of the transfer agent as of September 2, 2014. The Offer is explained in detail in those materials.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and other related materials will be furnished promptly by the Information Agent at GP Strategies’ expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Wells Fargo Securities, LLC
375 Park Avenue
New York, New York 10152
Call: (212) 214-6400
Call Toll Free: (877) 450-7515

September 2, 2014